UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33776

FORM 12b-25	CUSIP NUMBER 003687100

NOTIFICATION OF LATE FILING

(Check One) :	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ N-CSR

For Period Ended: September 30, 2008

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AbitibiBowater Inc.
Full name of registrant:

Former name if applicable:

1155 Metcalfe Street, Suite 800
Address of principal executive office (Street and number):

Montreal, Quebec, Canada H3B 5H2
City, State and Zip Code:

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

AbitibiBowater Inc. (the "Company") required additional time to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the "Form 10-Q") in order for its subsidiary, Bowater Incorporated ("Bowater"), to finalize certain amendments to its credit facilities, which have a significant impact on the liquidity disclosure and the financial statements and notes thereto in the Form 10-Q.  As of the date of this filing, Bowater entered into amendments to those facilities that will, subject to certain conditions, among other things, extend until March 31, 2009 the date by which Bowater would have to comply with a more restrictive borrowing base and waive and/or amend certain financial covenants contained in the credit facilities.  These amendments have a significant impact on the Company's liquidity disclosure set forth in the Form 10-Q and the financial statements and notes thereto to be included in the Form 10-Q, and therefore, the Company believed it was necessary, in order to avoid unreasonable effort or expense, to delay filing its Quarterly Report on Form 10-Q until it had finalized these amendments to allow for a more accurate description of the Company's liquidity and financial position in the Form 10-Q. The Company expects to file the Form 10-Q within the time allowed by the extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph B. Johnson	(514)	875-2160
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss for the quarter ended September 30, 2008 of $302 million, or $5.23 per diluted share, compared to a net loss of $142 million, or $4.75 per diluted share, for the quarter ended September 30, 2007.

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AbitibiBowater Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2008

By:	/s/ William G. Harvey
Name:	William G. Harvey
Title:	Senior Vice President and Chief Financial Officer

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